Exhibit 99

                                 [UNILEVER LOGO]

                             N E W S  R E L E A S E


                          Unilever United States, Inc.

U.S. Media Relations Contact:                  U.S. Investor Relations Contact:
Nancy Goldfarb                                 Leigh Ferst
212-906-4690                                   212-906-3430


                        UNILEVER FINANCIAL CALENDAR 2004

New York, NY - January 12, 2004 -- The payment timetable for Unilever 2003 final dividends and the 2004 interim dividends will be as follows:

FINAL FOR 2003             UNILEVER PLC           PLC ADRS
Proposal Announced         12 February 2004       12 February 2004
Declaration (at AGM)       12 May 2004            12 May 2004
Ex-dividend date           19 May 2004            19 May 2004
Record Date                21 May 2004            21 May 2004
Payment Date               14 June 2004           14 June 2004

FINAL FOR 2003             UNILEVER NV            NV NEW YORK SHARES
Proposal Announced         12 February 2004       12 February 2004
Declaration (at AGM)       12 May 2004            12 May 2004
Ex-dividend date           14 May 2004            14 May 2004
Record date                13 May 2004            18 May 2004
Payment Date               14 June 2004           14 June 2004

INTERIM FOR 2004           UNILEVER PLC           PLC ADRS
Announced                  27 October 2004        27 October 2004
Ex-dividend date           03 November 2004       03 November 2004
Record date                05 November 2004       05 November 2004
Payment date               26 November 2004       26 November 2004

INTERIM FOR 2004           UNILEVER NV            NV NEW YORK SHARES
Announced                  27 October 2004        27 October 2004
Ex-dividend date           28 October 2004        28 October 2004
Record date                27 October 2004        01 November 2004
Payment date               26 November 2004       26 November 2004

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OTHER KEY FINANCIAL DATES FOR 2004
Financial results will be published at 07.00hrs on the following dates:
Q1       Wednesday, 28 April 2004
Q2       Wednesday, 28 July 2004
Q3       Wednesday, 27 October 2004
Q4       Thursday, 10 February 2005

The Annual General Meetings of Unilever PLC and Unilever NV will be held on Wednesday, 12 May 2004, in London and Rotterdam respectively.

                                      # # #

Unilever Background: Unilever is one of the world's largest consumer products companies with annual sales of approximately $47 billion in 2002. It produces and markets a wide range of foods and home and personal care products. Unilever operates in about 100 countries around the globe and employs approximately 250,000 people.